UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69922

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Polaris Private Placements, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

735 Johnnie Dodds Blvd., Suite 105
(No. and Street)

Mt. Pleasant	SC	29464
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Anthony Diamos	(404) 536 - 6984	adiamos@bdcaonline.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John C. Pernell, Jr._____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Polaris Private Placements, LLC_____, as of __December 31_____, 2 _023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DANIELLE CABLE
NOTARY PUBLIC, STATE OF SOUTH CAROLINA
MY COMMISSION EXPIRES NOV 21, 2033

Signature:

Title: PRES

Danielle Cable
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

POLARIS PRIVATE PLACEMENTS, LLC
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

POLARIS PRIVATE PLACEMENTS, LLC

CONTENTS

Report of Independent Registered Public Accounting Firm

Statement of Financial Condition

Statement of Operations

Statement of Changes in Member's Equity

Statement of Cash Flows

Notes to Financial Statements

Supplementary Information

Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission as of December 31, 2023

Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2023

Schedule III: Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2023

Report of Independent Registered Public Accounting Firm on the Company's Exemption Report

Polaris Private Placements, LLC Exemption Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Polaris Private Placements, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Polaris Private Placements, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 25, 2024
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

POLARIS PRIVATE PLACEMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Cash	6,374
Total Assets	6,374

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Total Liabilities	-
MEMBER'S EQUITY	6,374
Total liabilities and member's equity	$ 6,374

The accompanying notes are an integral part of this statement.

POLARIS PRIVATE PLACEMENTS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023

REVENUE		
Forgiveness of Indebtedness - Related Party	$	1,823
Total revenue		1,823
EXPENSES		
Professional fees		16,244
Other		2,400
Occupancy		1,200
Technology and communications		622
Total expenses		20,466
NET LOSS	$	(18,643)

The accompanying notes are an integral part of this statement.

POLARIS PRIVATE PLACEMENTS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

BALANCE, December 31, 2022	$	11,888
Contributions		13,129
Net Loss		(18,643)
BALANCE, December 31, 2023	$	**6,374**

The accompanying notes are an integral part of this statement.

POLARIS PRIVATE PLACEMENTS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(18,643)
Adjustments to reconcile net loss to net cash used by		
operating activities:		
Decrease in prepaid expenses		3,000
NET CASH USED BY OPERATING ACTIVITIES		(15,643)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions		13,129
NET CASH PROVIDED BY FINANCING ACTIVITIES		13,129
NET DECREASE IN CASH		(2,514)
CASH, at beginning of year		8,888
CASH, at end of year	$	**6,374**
Supplemental Information:		
Contribution of expense paid by Member	$	630

The accompanying notes are an integral part of this statement.

NOTE 1 -   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and business

Polaris Private Placements, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company is a South Carolina limited liability company organized in September 2016 and became a broker-dealer in July 2018. As a limited liability company, the member's liability is limited to its investment.

Accounting Policies

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash

The Company maintains its bank accounts at a high credit quality financial institution. Balances at times may exceed federally insured limits.

Revenue Recognition

The Company has yet to generate any revenue from customers. The Company's revenue will primarily be commissions and fees generated from private placements and sale of limited partnerships in primary distributions.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes
The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the Member. Therefore, no income taxes are reflected in the accompanying financial statements.

The Company follows the provisions of FASB Accounting Standards Codification 740-10 ("ASC 740-10"), Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return.

The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $6,374, which was $1,374 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1.00.

NOTE 3 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 4 - CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2023.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company leases office space under a month-to-month agreement from a sister company. Rent expense pursuant to the lease agreement for the year ended December 31, 2023 was $1,200.

Separately, under an informal arrangement, the sister company allocates certain technology and communication services to the Company based upon estimated usage by the Company. The amount expensed by the Company during 2023 pursuant to this arrangement was approximately $623.

During 2023, the sister company forgave amounts owed to it under both the lease agreement and the informal arrangement in the amount of approximately $1,823. This amount is included as forgiveness of indebtedness revenue within the accompanying Statement of Operations.

The Member at times pays for operating expenses on behalf of the Company for which it subsequently seeks reimbursement or forgives the amount to which it is entitled to be reimbursed. There was no balance due to the Member as of December 31, 2023 as a result of the Member's payment of such expenses.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

NOTE 6 - NET LOSS

The Company incurred a loss for 2023 and was dependent on its Member for capital contributions for working capital and net capital. The Company's Member has represented that it has the means and intention to provide capital contributions as needed to ensure the Company's survival through at least one year subsequent to the date of the report of the independent registered public accounting firm.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

SUPPLEMENTARY INFORMATION

POLARIS PRIVATE PLACEMENTS, LLC

Schedule I
Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2023

NET CAPITAL

Member's equity	$	6,374
Total non-allowable assets	$	-
NET CAPITAL	$	6,374
Minimum requirements of 6-2/3 % of aggregate indebtedness or $5,000, whichever is greater	$	5,000
Excess net capital	$	1,374
AGGREGATE INDEBTEDNESS:	$	-

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL: 0.00 to 1.00

Reconciliation with the Company's computation of net capital included in Part IIA of Form X-17A-5 as of December 31, 2023 and net capital as computed above.

There are no material differences between the above computation of net capital and the corresponding computation reported in Form X-17A-5 Part IIA, as amended.

POLARIS PRIVATE PLACEMENTS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2023

The Company does not claim exemption from SEA Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2023

The Company does not claim exemption from SEA Rule 15c3-3, in reliance on Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Polaris Private Placements, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Polaris Private Placements, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Polaris Private Placements, LLC stated that it conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2023, without exception, and (3) Polaris Private Placements, LLC stated that Polaris Private Placements, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Polaris Private Placements, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Polaris Private Placements, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 25, 2024
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

POLARIS PRIVATE PLACEMENTS, LLC'S EXEMPTION REPORT

I, as member of management of Polaris Private Placements, LLC (the "Company") am responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers." I have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

I have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on my evaluation I make the following statements to the best knowledge and belief of the Company:

1. I reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.
2. The Company conducted business activities involving placement and advisory services to customers consisting of capital raising activity throughout the year ended December 31, 2023 without exception.
3. The Company met the identified conditions for such reliance throughout the period January 1 to December 31, 2023 without exception.



John Pernell, CEO
February 29, 2024